 Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES
ACQUISITION OF A 75% INTEREST IN THE "CASA-RADIO" PROJECT IN CENTRAL BUCHAREST (ROMANIA)

Tel Aviv, Israel, October 11, 2006, Elbit Medical Imagining Ltd. (Nasdaq: EMITF), announced today that on October 11th, 2006, it has, together with its subsidiary company, (jointly the "EMI Group") initialed an agreement with an unrelated third party for the acquisition of a 75% interest in a Romanian limited liability company (the "Project SPV") which executed a Public Private Partnership Agreement with the Government of Romania for the execution of the "Casa Radio" Complex in central Bucharest (the "PPP Contract"). The transaction is conditional upon the approval by the Government of Romania of an agreed addendum to the PPP Contract ("Additional Act") requested by the Company, and the deposit of the purchase price into an escrow account pending government approval. The Government of Romania will hold a 15% interest in the Project SPV in consideration for its granting of use rights over the project land measuring approximately 92,000 square meters (approximately 1,000,000 square feet) and the existing and future buildings for a period of 49 years. The vendors will retain a 10% interest in the Project SPV.

An initial investment in the aggregate amount of approximately US$ 41,000,000 will be made. In addition, in terms of the Additional Act, the purchasers have undertaken to cause the Project SPV to construct an office building on an adjacent area of land for the Government of Romania at its own cost measuring approximately 13,000 square meter (approximately 143,000 square feet). Total construction costs are estimated to exceed US$ 500 million, which will be funded by equity capital and externally sourced construction loans.

The project, which will have an estimated built up area of 360,000 square meters (approximately 4 million square feet), will be constructed in three stages over a five to six year period, and will include a shopping and entertainment center of approximately 120,000 square meters (approximately 1,320,000 square feet) and a 300 room five star hotel. The remaining areas will be divided between offices and residential units. It is anticipated that construction operations will commence within 30 days of the approval of the Additional Act by the Government of Romania..

The Shreir Group of the United Kingdom will be afforded an opportunity to acquire 25% of the EMI Group's holdings in the Project SPV (namely an 18.75% interest in the project) on terms to be agreed, subject to their approval as additional investors by the Government of Romania. If this option is exercised, the EMI Group's interest in the project will be reduced to 56.25% share.

Mr. Moti Zisser, Chairman of EMI said: "We are proud to have been selected by the Government of Romania to lead the most prestigious project in Bucharest, based on our financial capabilities and our extended experience and proven track record in the development of similar projects in the region. We are especially privileged that the Government of Romania has elected to be a partner in this exciting project, and look forward to co-operating with them. Our selection is another vote of confidence in our abilities and the quality we strive to bring to each and every one of our projects in the Central and Eastern European region. The "Casa-Radio" Project is a new addition to the list of strategic projects being developed by us in the region, namely the Resort Complex on the Obuda Island and the Arena Shopping and Entertainment Center on the hypodrome site, both in central Budapest. Our long-term investment in the development of the Region in the last decade has established our reputation as a leading, reliable, innovative and responsible developer of large-scale projects, a fact that is manifested by our repeated selection by governments and municipal authorities in the Region to execute major heritage projects of national importance. We are committed to continue this tradition of innovation and excellence and will create a project that will be a source of pride to the citizens of Bucharest"

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel and in Central and Eastern Europe; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com